

July 2, 2012

<u>Via E-Mail</u>
Paul E. Singer
General Partner
Elliott Associates, L.P.
40 West 57th Street
New York, NY 10019

      Re: **BMC Software, Inc.**
            Soliciting Material on Schedule 14A
            Filed on May 31, 2012 by Elliott Associates, L.P. et al.
            File No. 001-16393

Dear Mr. Singer:

      We have reviewed your response to our comments and have the following additional comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 13, 2012.

II. Drivers of BMC's Underperformance

<u>Management Has Failed to Execute, page 11</u>

1.   You indicate in your response to prior comment 7 that the revenue growth presented in the table on page 14 is an indication of the revenue that BMC could have achieved with respect to the SaaS product group, which is only a part of BMC's Enterprise Service Management segment. Your table, however, does not clarify that the revenue trajectory for BMC's SaaS product group, even if similar to ServiceNow's revenue trajectory, may not represent the growth rate in BMC's total revenues. Please advise or revise in accordance with our prior comment.

<u>Failure to Fully Optimize Operations, page 18</u>

2.   Refer to prior comment 9. We note that by contrasting BMC's ESM margins to CA's total margin of 34% rather than the comparable ES margins of 8%, your juxtaposition benefits from the higher margins in the Mainframe Solutions and Services segments of CA's business. It is unclear how these other segments are relevant to BMC's ESM segment and in that regard your presentation does not appear meaningful or balanced. We therefore reissue our comment.

III. Elliott's Proposal to Unlock BMC's Strategic Value

Opportunity to Improve BMC's Governance, page 24

3.   The other filings that you mention in your response to prior comment 11 that are in connection with BMC's annual meeting do not appear to revise your statement regarding the dates that Mr. Dillon held the CEO position at Hyperion. Please tell us how you determined that this document presents investors with accurate information so that a revision is unnecessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

*   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Gabriel Eckstein at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3503 with any questions.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Marc Weingarten, Esq.
        Schulte Roth & Zabel LLP